                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

              For the fiscal years ended December 31, 1995 and 1996


                         Commission file number 1-12082


A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                 HANOVER DIRECT, INC. SAVINGS & RETIREMENT PLAN
                            c/o Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan (formerly The Horn & Hardart Company Savings Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


New York, New York                                           ARTHUR ANDERSEN LLP
June 26, 1997

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1996 AND 1995


                                                                                                1995
                                                       Fixed      Conservative    Capital   Conservative  Balanced      Hanover
                                                       Income         Bond         Growth      Equity      Value      Direct, Inc.
                                                        Fund          Fund          Fund        Fund        Fund       Stock Fund
ASSETS:
 Fund receivable                                     $   40,474     $  13,984    $   45,556  $   34,818  $   33,862    $ 11,521
 Plan participant loan receivable                       425,939
 Unallocated contributions                               16,613         6,975        22,534      18,380      20,669       6,045
 Investment in Fund                                   4,225,843       741,289     2,140,680   1,896,783   2,322,203
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - T. Rowe Price
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - PW Trust                                                                                        416,849
                                                     ----------     ---------    ----------  ----------  ----------    --------
                          Total assets                4,708,869       762,248     2,208,770   1,949,981   2,376,734     434,415

LIABILITIES AND FUND BALANCE:
 Contributions payable to:
     Hanover Direct, Inc and Subs (Forfeitures)          10,985         5,532        18,638       6,499       8,302      14,020
     Participants                                        29,439         4,753        18,147       6,830      13,222       5,328
                                                     ----------     ---------    ----------  ----------  ----------    --------
                Net assets available for benefits    $4,668,445      $751,963    $2,171,985  $1,936,652  $2,355,210    $415,067
                                                     ==========     =========    ==========  ==========  ==========    ========


                                                                                                            1996
                                                                       Stable     Spectrum    Spectrum       New     International
                                                                        Value      Income      Growth      Horizons      Stock
                                                       Combined         Fund        Fund        Fund        Fund         Fund
ASSETS:
 Fund receivable                                     $   180,215     $           $           $             $           $
 Plan participant loan receivable                        425,939        411,083
 Unallocated contributions                                91,216
 Investment in Fund                                   11,326,798      4,079,812   2,127,453   6,130,853     829,618     294,855
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - T. Rowe Price
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - PW Trust                         416,849
                                                     ----------       ---------  ----------  ----------  ----------    --------
                          Total assets                12,441,017      4,490,895   2,127,453   6,130,853     829,618     294,855

LIABILITIES AND FUND BALANCE:
 Contributions payable to:
     Hanover Direct, Inc and Subs (Forfeitures)           63,976        130,302
     Participants                                         77,719
                                                     ----------       ---------  ----------  ----------  ----------    --------
                Net assets available for benefits    $12,299,322     $4,360,593  $2,127,453  $6,130,853    $829,618    $294,855
                                                     ==========       =========  ==========  ==========  ==========    ========


                                                                Hanover
                                                              Direct, Inc.
                                                               Stock Fund         Combined
ASSETS:
 Fund receivable                                                $              $
 Plan participant loan receivable                                                  411,083
 Unallocated contributions
 Investment in Fund                                                             13,462,591
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - T. Rowe Price                            169,969           169,969
 Investment in Hanover Direct, Inc. Common
    Stock (at market) - PW Trust
                                                                ---------       ----------
                           Total assets                           169,969       14,043,643

LIABILITIES AND FUND BALANCE:
 Contributions payable to:
     Hanover Direct, Inc and Subs (Forfeitures)                                    130,302
     Participants
                                                               ---------       -----------
                Net assets available for benefits               $169,969       $13,913,341
                                                               =========       ===========


The accompanying notes are an integral part of these statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                           Fixed    Conservative   Capital  Conservative  Balanced     Hanover       Combined
                                          Income       Bond        Growth     Equity       Value     Direct, Inc.   Paine Webber
                                           Fund        Fund         Fund       Fund        Fund      Stock Fund       Funds
                                        -----------------------------------------------------------------------------------------
INCREASES IN NET ASSETS:
 Interest/dividend income                  $3,061         $35        $141         $84         $104         $593        $4,018
 Change in plan participant loan
    receivable                            (23,037)                                                                    (23,037)
 Contributions
    Participants                          392,236                                                                     392,236
    Hanover Direct, Inc and
       subsidiaries (net of credited
       forfeitures of $0 in 1996          110,311                                                                     110,311
 Interfund transfers                      (41,503)      5,388      56,284       4,477      (25,018)         372
                                        -----------------------------------------------------------------------------------------
            Total additions               441,068       5,423      56,425       4,561      (24,914)         965       483,528

DECREASES IN NET ASSETS:
 Disbursements, withdrawals,
    terminations and administrative
    costs                                 251,050      12,801      40,667      48,062       42,887       (3,798)      391,669
 Unallocated forfeitures                                                                                  3,637         3,637
 Net change in depreciation
    (appreciation) on fund
    investments                           (66,422)      6,245    (126,257)   (102,996)     (86,209)      96,393      (279,246)
                                        -----------------------------------------------------------------------------------------
     Total deductions (additions)         184,628      19,046     (85,590)    (54,934)     (43,322)      96,232       116,060
                                        -----------------------------------------------------------------------------------------
        Net increase (decrease)           256,440     (13,623)    142,015      59,495       18,408      (95,267)      367,468
NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year            4,668,445     751,963   2,171,985   1,936,652    2,355,210      415,067    12,299,322
                                        -----------------------------------------------------------------------------------------

 Trustee Transfer                      (4,924,885)   (738,340) (2,314,000) (1,996,147)  (2,373,618)    (319,800)  (12,666,790)
                                        -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year                         $0          $0          $0          $0           $0           $0            $0
                                        =========================================================================================

                                       Stable  Spectrum    Spectrum      New    International  Hanover     Combined
                                       Value    Income      Growth     Horizons     Stock     Direct, Inc.   T. Rowe      Plan
                                       Fund      Fund        Fund        Fund       Fund      Stock Fund   Price Funds   Totals
                                  ----------------------------------------------------------------------------------------------
INCREASES IN NET ASSETS:
 Interest/dividend income            $182,323    $124,780    $431,974     $76,933     $ 7,920       $282       $61,889     $645,907
 Change in plan participant loan
    receivable                         13,628      (1,262)    (39,431)     24,339      10,384        523         8,181      (14,856)
 Contributions
    Participants                      550,792      50,120     361,436     401,341     153,316     11,182     1,528,187    1,920,423
    Hanover Direct, Inc and
       subsidiaries (net of
       credited forfeitures
       of $0 in 1996                  159,308     188,693      89,977      87,707      31,516      3,205       560,406      670,717
 Interfund transfers                 (213,609)    (49,117)   (198,248)    364,151     128,168    (31,345)
                                  -------------------------------------------------------------------------------------------------
            Total additions           692,442     313,214     645,708     954,421     331,304    (16,153)    2,920,986    3,408,532

DECREASES IN NET ASSETS:
 Disbursements, withdrawals,
    terminations and
    administrative costs              979,478     202,349     448,238      70,178      46,249     42,633     1,789,125    2,180,794
 Unallocated forfeitures               33,770       6,417      17,836       2,200         376      2,090        62,689       66,326
 Net change in depreciation
    (appreciation) on fund
    investments                             0     (44,778)   (291,940)     52,475     (10,176)   117,840      (177,379)    (456,628)
                                  -------------------------------------------------------------------------------------------------
     Total deductions (additions)  1 ,013,248     163,988     174,134     124,853      36,449    161,763     1,674,435    1,794,513
                                  -------------------------------------------------------------------------------------------------
        Net increase (decrease)      (320,806)    149,226     471,574     829,618     294,855   (177,916)    1,246,551    1,614,019
NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year                0           0           0           0           0          0             0   12,299,322
                                  -------------------------------------------------------------------------------------------------

 Trustee Transfer                   4,681,399   1,978,227   5,659,279           0           0    347,885    12,666,790            0
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year            $ 4,360,593  $2,127,453  $6,130,853    $829,618    $294,855   $169,969   $13,913,341  $13,913,341
                                  ================================================================================================

 The accompanying notes are an integral part of these statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

               (formerly The Horn & Hardart Company Savings Plan)


                          NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1995 and 1996


1. DESCRIPTION OF THE PLAN

The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") who have attained the age of 21, have credit for not less than one year of service (1,000 hours), and have applied for participation in the Plan.

Participants whose annual base salary is under $66,000 may make pretax contributions of up to 10% of their total annual compensation ("Basic Contribution"). The Company matches one-third of these pretax contributions up to 6% of their total annual compensation ("Employer Contribution"). These same participants may contribute an additional amount up to 10% of their total annual compensation on a voluntary basis ("Voluntary Contribution"). The Voluntary Contributions are not tax-deferred and therefore, are considered to be an after-tax contribution. Voluntary Contributions are not matched by the Company. The participants have the right to elect that contributions (Basic, Employer, and Voluntary Contributions) be allocated to any combination of six funds. During 1995 and the first quarter of 1996, the six funds were Fixed Income Fund, Hanover Direct, Inc. Stock Fund, a party in interest, Conservative Bond Fund, Capital Growth Fund, Conservative Equity Fund, and a Balanced Value Fund. Paine Webber Trust Company ("PWTC") served as trustee of these funds. As of April 1, 1996 the Plan's assets became administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP") which made available the following five new funds: Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund and International Stock Fund. The Hanover Direct, Inc. Stock Fund also remains available to participants and is entrusted to TRP.

A participant whose total annual compensation is in excess of $66,000, or a highly compensated employee ("HCE"), is limited to pretax contributions of 5% of their total annual compensation. The Company matches one-third of these contributions. No Voluntary Contributions are permitted by an HCE.

The maximum limitation on employee pretax contributions for 1996 and 1995 was $9,500 and $9,240, respectively. The HCE maximum compensation limit for contributions was $150,000 for both years. The Plan elected to maintain a 5% maximum contribution level on HCEs, limiting this group to a maximum contribution of $7,500.

There were 1,706 and 1,155 participants in the Plan at December 31, 1995 and 1996, respectively.

A participant will become 100% vested in the account value of the Employer's Contribution upon the earlier of: the completion of five calendar years of vesting service, retirement or termination after reaching age 62, death while an employee, or because of permanent disability. Participants are fully vested in their Basic Contributions immediately. A participant may elect to withdraw from his Voluntary Contribution account an amount not to exceed his / her vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. In 1995, forfeitures amounted to $74, 215 of which $15, 321 were used to reduce Company contributions for 1995. In 1996, total forfeitures amounted to $130,302. No portion of this total was utilized to reduce Employer Contributions during 1996.

Participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years, in whole year increments, bearing a fixed rate of interest of the prime rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan participant loan receivable amounted to $411,083 and $425,939 at December 31, 1996 and 1995, respectively, with interest rates ranging from 7% to 10% at the end of 1996.

The Plan is administered by the Administrative Committee (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Administrative costs of the Plan that were borne by the Plan were $36,730 and $94,981 in 1996 and 1995, respectively. As of April 1, 1996, administrative costs of the Plan are borne by participants of the Plan and amounted to $23,426 in 1996. These costs are included in disbursements, withdrawals, terminations and administrative costs.

2.  SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. In 1995, investments held by PWTC in the Fixed Income Fund, Conservative Bond Fund, Balanced Value Fund, Conservative Equity Fund, and Capital Growth Fund are stated at market value. In 1996, investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, International Stock Fund and the Company's Stock Fund are stated at market value. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported using the moving weighted average method.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVESTMENTS

In December 1992, the Company appointed PWTC as the Investment Advisor/Custodian of the Plan funds. Five funds plus Company stock were made available to all plan participants as investment options effective April 1, 1993.

A brief description of the investment strategies of each PWTC fund is as follows: Contributions to the Conservative Bond Fund were invested in investment grade bonds and other fixed income securities. The fund may have maintained a cash equivalent position not exceeding 25% of the Fund's total value. Balanced Value Fund contributions were invested in equity and fixed income securities. Contributions to the Conservative Equity Fund were invested in equity securities of conservative companies with medium to large market capitalizations. Contribution to the Capital Growth Fund were invested in the equity of companies.

On April 1, 1996, the Company transferred the Plan funds from PWTC to TRP. The Plan's participants were given the option to invest in five new funds, in addition to the Company's Stock Fund. These new funds are as follows: The Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic and foreign bond funds. It may allocate up to 25% of its assets to stock funds. The Spectrum Growth fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The International Stock Fund seeks to provide capital appreciation through investment in well-established non-US companies. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party in interest. As of December 31, 1995 and 1996, the stock fund held 254,915 and 226,626 shares, respectively, at corresponding market values of $416,849 and $169,969 . The stock price at June 20, 1997, was .8125 per share. The PWTC funds were transferred to the TRP funds in such a way as to consistently invest participant funds into funds with like investment strategies. All contributions and distributions were made to/from the Fixed Income Fund. All of the above-mentioned investments exceed 5% of the Plan's net assets available for benefits as of December 31, 1996 with the exception of the International Stock Fund and the Hanover Direct, Inc. Stock Fund.

4. UNALLOCATED CONTRIBUTIONS

The unallocated contributions consist of employee and employer contributions that as of December 31, 1995 have not been allocated to the proper participant-elected funds. These amounts were invested in a money market fund earning interest until the allocations were made in the first quarter of 1996. There were no unallocated contributions at December 31, 1996.

5. FUND RECEIVABLE

The fund receivable consists of unallocated employee and employer contributions owed to the fund for 1995. These amounts were received by the fund in 1996. There were no such receivables at December 31, 1996.

6. CONTRIBUTION PAYABLE

The December 31, 1995 contribution payable consisted of unvested employer Contributions forfeited by terminated Plan participants and participant-requested withdrawals not disbursed by the end of the Plan year. The forfeited amounts were not used to reduce the Company's contributions to participants in 1996. These amounts will be used to reduce Employer Contributions in 1997. The Participant-requested withdrawals included loan withdrawals which amounted to approximately $20,000 and were paid out to participants in 1996.

The December 31, 1996 contribution payable consists of invested Employer Contributions forfeited by terminated Plan participants. The forfeited amounts will be used to reduce the Company's contributions to participants in 1997.

7. NET DEPRECIATION (APPRECIATION) ON FUND INVESTMENTS

The net (appreciation)/depreciation on fund investments at December 31, 1996 and 1995 consists of unrealized appreciation of approximately $1.1 million and $1.2 million and an aggregate realized gain of approximately $2.2 million and $.1 million, respectively. The Plan sold investments during Plan years 1996 and 1995 with approximate aggregate costs of $12.7 million and $1.4 million resulting in aggregate proceeds of approximately $14.9 million and $1.5 million, respectively. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

8. PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion although the Company has not expressed any intention do so currently. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participant's account become fully vested immediately.

9. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HANOVER DIRECT, INC. SAVINGS &
                                            RETIREMENT PLAN


DATE: JUNE 26, 1997                 /s/ Larry Svoboda
                                    ___________________________________
                                    Larry Svoboda
                                    Senior Vice President
                                    Chief Financial Officer


                                    /s/ Edward J. O'Brien
                                    ___________________________________
                                    Edward J. O'Brien
                                    Senior Vice President
                                    Treasurer and Secretary

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                              FORM 5500 - ITEM 27A
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                                                             Current
                    Description                           Cost                Value
                    -----------                        -------------------------------
INVESTMENT IN:
   STABLE  VALUE PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                      $4,074,812           $4,079,812

   SPECTRUM INCOME PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                       2,086,556            2,127,453

   SPECTRUM GROWTH PORTFOLIO - T.Rowe Price
   Retirement Plan Services, Inc.                       5,892,920            6,130,853

   NEW HORIZONS PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                         881,930              829,618

   INTERNATIONAL STOCK PORTFOLIO - T. Rowe
   Price Retirement Plan Services, Inc.                   286,171              294,855

   HANOVER DIRECT, INC. COMMON STOCK (1)                  184,405              169,969

PLAN PARTICIPANT LOAN RECEIVABLE (2)                      411,083              411,083
                                                       -------------------------------
     TOTAL ASSETS HELD FOR INVESTMENT PURPOSES         13,802,877           14,043,643
                                                       ===============================

(1)  Represents party in interest.
(2) Terms of these loans generally range from 1 to 5 years and bear interest ranging from 7.0% to 10.0%.

                    HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                   (formerly The Horn & Hardart Company Savings Plan)
                                  FORM 5500 - ITEM 27D
                        SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                          FOR THE YEAR ENDED DECEMBER 31, 1996

                                 SERIES OF TRANSACTIONS

     Identity of
        Party                                             Purchase   Selling   Lease
      Involved                  Description               Price (2) Price (2)  Rental
-------------------------------------------------------   -----------------------------
Paine Webber         Investment in Guaranteed Income
   Trust                Contract Portfolio                  $0.00   $18.02       $0
Paine Webber         Investment in Balanced Value
   Trust                Fund                                    0    24.22        0
Paine Webber         Investment in Conservative Bond
   Trust                Fund                                    0    19.59        0
Paine Webber         Investment in Capital Growth
   Trust                Fund                                    0    16.16        0
Paine Webber         Investment in Conservative Equity
   Trust                Fund                                    0    25.48        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Stable Value Fund         1.00     0.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Stable Value Fund         0.00     1.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Spectrum Income Fund     10.98     0.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Spectrum Growth Fund     14.48     0.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Spectrum Growth Fund      0.00    15.02        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in New Horizons Fund        23.15     0.00        0


     Identity of      Expense
        Party       Incurred With                  Current        Net
      Involved       Transaction      Cost         Value        Gain
-----------------------------------------------------------------------
Paine Webber
   Trust                $0         $3,864,703     $4,378,695   $513,992
Paine Webber
   Trust                 0          1,927,513      2,513,183    585,670
Paine Webber
   Trust                 0            681,695        768,937     87,242
Paine Webber
   Trust                 0          1,781,915      2,411,849    629,934
Paine Webber
   Trust                 0          1,530,132      2,102,728    572,596
T. Rowe Price
   Retirement Plan
   Services, Inc.        0          5,298,629      5,298,629          0
T. Rowe Price
   Retirement Plan
   Services, Inc.        0          1,247,743      1,247,743          0
T. Rowe Price
   Retirement Plan
   Services, Inc.        0          2,398,933      2,398,933          0
T. Rowe Price
   Retirement Plan
   Services, Inc.        0          6,673,599      6,673,599          0
T. Rowe Price
   Retirement Plan
   Services, Inc.        0            783,551        816,851     33,300
T. Rowe Price
   Retirement Plan
   Services, Inc.        0            972,112        972,112          0

                              INDIVIDUAL TRANSACTIONS

     Identity of
        Party                                           Purchase    Selling   Lease
      Involved                  Description             Price (2)  Price (2)  Rental
----------------------------------------------------    ----------------------------
Paine Webber         Investment in Guaranteed Income     $0.00     $18.02       $0
   Trust                Contract Portfolio
Paine Webber         Investment in Balanced Value            0      24.22        0
   Trust                Fund
Paine Webber         Investment in Conservative Bond         0      19.58        0
   Trust                Fund
Paine Webber         Investment in Capital Growth            0      16.17        0
   Trust                Fund
Paine Webber         Investment in Conservative Equity       0      25.47        0
   Trust                Fund
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Stable Value Fund      1.00       0.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Spectrum Income Fund  10.96       0.00        0
T. Rowe Price
   Retirement Plan
   Services, Inc.    Investment in Spectrum Growth Fund  14.38       0.00        0


     Identity of       Expense
        Party        Incurred With                    Current        Net
      Involved        Transaction       Cost           Value         Gain
-------------------------------------------------------------------------
Paine Webber           $0           $3,654,043      $4,141,126   $487,083
   Trust
Paine Webber            0            1,821,471       2,373,618    552,147
   Trust
Paine Webber            0              654,903         738,340     83,437
   Trust
Paine Webber            0            1,709,852       2,314,000    604,148
   Trust
Paine Webber            0            1,453,553       1,996,147    542,594
   Trust
T. Rowe Price
   Retirement Plan
   Services, Inc.       0            4,227,002       4,227,002          0
T. Rowe Price
   Retirement Plan
   Services, Inc.       0            1,978,227       1,978,227          0
T. Rowe Price
   Retirement Plan
   Services, Inc.       0            5,659,279       5,659,279          0

(1)  Defined as five percent of Plan net assets at beginning of Plan year.
(2)  Average price